================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004
                        ______________________________

                                   FORM 11-K

         (Mark One)
    /X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

             For the period ended December 31, 2000    Commission file number
                                                               1-9553

                                      OR

   /  /      Transition Report Pursuant to Section 15(d) of the Securities
             Exchange Act of 1934



                         WESTINGHOUSE SAVINGS PROGRAM

     ____________________________________________________________________

                           (Full title of the plan)



                                   VIACOM INC.
     ____________________________________________________________________

         (Name of issuer of the securities held pursuant to the plan)


                                 1515 Broadway
                           New York, New York 10036

     ____________________________________________________________________

                   (Address of principal executive offices)


================================================================================

                         WESTINGHOUSE SAVINGS PROGRAM
                             FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

                                     INDEX
                                     -----

                                                                                                          Pages
                                                                                                          -----
(a) Financial Statements:
       Reports of Independent Accountants...................................................               1-2

       Statement of net assets available for benefits
            at December 31, 2000 and December 31, 1999......................................                3

       Statement of changes in net assets available for benefits
            for the year ended December 31, 2000............................................                4

       Notes to financial statements........................................................               5-11

                                                                                                        Schedules
                                                                                                        ---------
       Supplemental Schedules:
           Schedule of assets held at end of year...........................................                I

           Schedule of reportable transactions..............................................               II

       All other schedules are omitted as not applicable or not required.

(b) Exhibit:
       I - Consents of Independent Accountants



                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                               WESTINGHOUSE SAVINGS PROGRAM


                                                  /s/ Barbara Mickowski
Date: June 27, 2001                  By: _______________________________________
                                                    Barbara Mickowski
                                            Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Westinghouse Savings Program


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
New York, New York
June 27, 2001

Report of Independent Accountants

To the Participants and
Administrator of the
Westinghouse Savings Program


We have audited the accompanying statement of net assets available for benefits of the Westinghouse Savings Program (the Plan) as of December 31, 1999. This financial statement is the responsibility of the Plan Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, in conformity with generally accepted accounting principles.



KPMG, LLP
Pittsburgh, Pennsylvania
June 15, 2000

                         WESTINGHOUSE SAVINGS PROGRAM
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                (In thousands)

                                                                                         At December 31,
                                                                            --------------------------------------
    Assets                                                                       2000                    1999
    ------                                                                       ----                    ----
    Investments, at fair value:
             Registered investment companies                                $     522,093            $    640,486
             Viacom Inc. Class B Common Stock                                     188,783                      --
             CBS Corporation Common Stock                                              --                 235,281
             Loans to participants                                                  2,591                   4,380

    Investments, at contract value:
             Fixed Income Fund                                                  1,656,424               1,830,678
                                                                            -------------            ------------

                     Total investments                                          2,369,891               2,710,825

    Cash and cash equivalents                                                       3,376                   4,422

    Receivables:
             Interest                                                               5,527                   8,776
             Dividends                                                                 --                   1,267
             Investments sold                                                         447                     878
             Contributions:
                  Employee                                                             --                      92
                  Employer                                                             --                      27
                  Rollover                                                             --                     364
                                                                            -------------            ------------

    Total assets                                                                2,379,241               2,726,651

    Liabilities
    -----------

             Investment manager fees payable                                          640                     177
                                                                            -------------            ------------

             Net assets available for benefits                              $   2,378,601            $  2,726,474
                                                                            =============            ============

   The accompanying notes are an integral part of these financial statements

                         WESTINGHOUSE SAVINGS PROGRAM
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                (In thousands)

                                                                                              Year ended
                                                                                          December 31, 2000
                                                                                       -------------------------
Additions to net assets attributed to:

Rollover contributions                                                                     $      3,055

Investment income                                                                                33,959

Interest income                                                                                 106,987
                                                                                           ------------

         Total additions                                                                        144,001
                                                                                           ------------

Deductions to net assets attributed to:

Benefits paid to participants                                                                  (342,734)

Net depreciation in fair value of investments                                                  (139,894)

Investment manager fees                                                                            (994)
                                                                                           ------------

         Total deductions                                                                      (483,622)
                                                                                           ------------

Net decrease                                                                                   (339,621)

Transfers to other plans                                                                         (8,252)

Net assets available for benefits, beginning of year                                          2,726,474
                                                                                           ------------

Net assets available for benefits, end of year                                             $  2,378,601
                                                                                           ============

   The accompanying notes are an integral part of these financial statements

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was established by CBS Broadcasting Inc. (formerly CBS Inc.) a wholly owned subsidiary of CBS Corporation (the "Corporation" or "CBS") (formerly doing business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("the Company"). As a result of the merger, the Company became the sponsor of the Plan.

Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the plan was converted into 1.085 shares of Viacom Class B Common Stock. All other plan provisions and investment options have remained the same.

As of December 31, 1999, the Plan had approximately two hundred active contributing participants. In January 2000, CBS transferred all net assets attributable to contributing participants to an active CBS Plan. These transfers, in the amount of $8,252, are shown in the statement of changes in net assets available for benefits as "transfers to other plans." At December 31, 2000, all of the remaining participants were retirees or terminated employees who are fully vested in the Plan. No contributions can be made to the Plan and no new loans may be requested. At a participant's option, a defined benefit pension distribution can be transferred into the Plan provided the participant is retiree eligible under the defined benefit pension plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by the Retirement Committee, an internal committee appointed by the Board of Directors of the Company.

Investment and Participant Accounts
-----------------------------------

Mellon Bank is the trustee and custodian of Plan assets. Certain Plan investments are shares of funds managed by Mellon Bank and therefore qualify as party-in-interest transactions.

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


Plan participants have the option of investing their rollover contributions and account balances in increments of one percent among the following investments:

American Century Ultra Fund
Bankers Trust Index Fund
Bankers Trust Lifecycle Short Range Fund
Bankers Trust Lifecycle Mid Range
Bankers Trust Lifecycle Long Range Fund
Fidelity Growth and Income Fund
Fixed Income Fund
Janus Fund
J.P. Morgan Diversified Fund
J.P. Morgan International Equity Fund
Viacom Inc. Class B Common Stock

Loans to Participants
---------------------

Prior to 2000, participants were eligible to receive loans based on their account balances. The maximum loan available to a participant was the lesser of 50% of the participant's vested account balance or $50. The interest rate on participant loans was established on the last day of the calendar quarter prior to the loan origination date at a rate of 1% above the annual prime commercial rate. All loans are subject to specific repayment terms and are secured by the participants' nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Vesting
-------

Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1989, must have completed five years of eligible service to become vested in employer matching contributions plus actual earnings thereon. If participants terminated employment prior to being vested in their employer matching contributions, the non-vested portion of their account was forfeited and used to pay administrative expenses.

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

A participant may obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


Termination Priorities
----------------------

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its board of directors to amend or terminate the Plan provided that such action is in accordance with applicable law. In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------
The Retirement Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Investment Committee, a separate internal committee appointed by the Board of Directors of the Company. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class B Common Stock and CBS Corporation Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed insurance contracts and synthetic guaranteed insurance contracts are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Loans to participants are valued at cost which approximates market value. The loans outstanding as of December 31, 2000 carry interest rates ranging from 8.75% to 9.75%. Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the related statement of changes in net assets available for benefits.

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


NOTE 3 - INVESTMENTS

The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999.

                                                                               December 31,
                                                  -------------------------------------------------------------------
                                                                2000                                 1999
                                                  -----------------------------          ----------------------------
                                                      Shares      Current Value              Shares     Current Value
                                                      ------      -------------              ------     -------------
                                                  (in thousands)                         (in thousands)

Investment Contracts:
    UBS AG                                          365,919        $  365,919                     -       $        -
    Monumental Life Insurance                       365,919           365,919               436,262          436,262
    Caisse Des Depots                               365,919           365,919               163,103          163,103
    National West Minister Bank                           -                 -               506,922          506,922
    Morgan Guaranty Trust Co.                             -                 -               347,731          347,731
    Bankers Trust                                         -                 -               194,306          194,306
Viacom Class B Common Stock                           4,038           188,783                     -                -
CBS Corporation Common Stock                              -                 -                 3,680          235,281
Fidelity Growth and Income Fund                       3,059           128,784                 3,446          162,512
BT Index Fund                                           885           133,695                   890          163,341
Janus Fund                                            4,226           140,676                 3,604          158,748


During the year ended December 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

                                                             2000
                                                         -----------

    Registered investment companies                      $   (96,398)
    Viacom Class B Common Stock                              (43,496)
                                                         -----------
                                                         $  (139,894)
                                                         ===========

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      At December 31,
                                                            -----------------------------------
                                                                 2000                 1999
                                                            --------------        -------------
    Net assets available for benefits per the
             financial statements                           $    2,378,601        $   2,726,474
    Amounts allocated to withdrawing
             participants                                           (3,119)              (3,714)
                                                            --------------        -------------
    Net assets available for benefits per the
             Form 5500                                      $    2,375,482        $   2,722,760
                                                            ==============        =============

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2000 Plan year:

                                                                      For the Year Ended
                                                                       December 31, 2000
                                                                       -----------------
    Benefits paid to participants per the financial statements           $    342,734
         Add amounts allocated to withdrawing participants
           as of December 31, 2000                                              3,119
         Less amounts allocated to withdrawing participants
           as of December 31, 1999                                             (3,714)
                                                                         ------------

    Benefits paid to participants per the Form 5500                      $    342,139
                                                                         ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 5 - INCOME TAX STATUS

A favorable determination letter was received from the Internal Revenue Service on September 25, 1997, stating that the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter. The Company and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified as tax-exempt as of the financial statement date. On May 1, 2001, the Company filed with the Internal Revenue Service an application for a new determination letter.

                         WESTINGHOUSE SAVINGS PROGRAM
                         NOTES TO FINANCIAL STATEMENTS
                            (dollars in thousands)


NOTE 6 - INVESTMENT IN FIXED INCOME SECURITIES

The following table presents the investments in the Fixed Income Fund as of December 31, 2000 and 1999:


                                                                              2000                  1999
                                                                        --------------        --------------
     Guaranteed Investment Contracts                                    $      380,552        $      118,460
     Synthetic Guaranteed Investment Contracts                               1,213,775             1,648,380
     Cash                                                                       62,097                63,838
                                                                        --------------        --------------
     Fixed Income Fund                                                  $    1,656,424        $    1,830,678
                                                                        ==============        ==============

At December 31, 2000 and 1999, the fair value of the investments in the Fixed Income Fund in the aggregate was approximately $1,693,000 and $1,860,000, respectively.

Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts include investments in derivatives including collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the various investment managers based on discounted cash flow analysis, are ($111,553) and $123,734 as of December 31, 2000 and $229,883 and $218,609 as of December 31, 1999,
respectively.

The average blended yield of all the investment contracts as of December 31, 2000 and 1999, was 6.74% and 6.08%, respectively, while the annual one-year return for the year ended December 31, 2000 was 6.33%.

                                                                      SCHEDULE I


                         WESTINGHOUSE SAVINGS PROGRAM
                    SCHEDULE OF ASSETS HELD AT END OF YEAR
                               DECEMBER 31, 2000
                               -----------------
                                (in thousands)
                                 ------------


                                                                            Unit/Principal
                                                                            Amount/Shares/
                                                                            Maturity and                          Current
        Identity of issue, borrowing lessor or similar party                Interest Rates           Cost          Value
        ----------------------------------------------------                --------------           ----          -----
        Registered Investment Companies:

          Janus Fund...................................................            4,226      $     140,113  $     140,676
          Bankers Trust Index Fund.....................................              885             97,800        133,695
          Fidelity Growth and Income Fund..............................            3,059             98,221        128,784
          American Century Ultra Fund..................................            2,559             82,039         82,844
          J. P. Morgan International Fund..............................              739              9,435          8,171
          Bankers Trust Lifecycle Mid Range Fund.......................              791              8,595          8,051
          J. P. Morgan Diversified Fund................................              567              7,310          7,758
          Bankers Trust Lifecycle Long Range Fund......................              663              8,190          7,612
          Bankers Trust Lifecycle Short Range Fund.....................              445              4,646          4,502

        Common Stock Fund:

*          Viacom Inc. Class B Common Stock............................            4,038            242,944        188,783

        Fixed Income Fund:
          Guaranteed Insurance Contracts
          ------------------------------
             Principle Life Insurance Company
                GA 4-35033 5.41% 12/02/2002............................           89,569             89,569         89,569
             John Hancock Mutual Life Insurance Company
                No. 15046 GAC 6.40% 12/20/2030.........................           85,000             85,000         85,000
             Protective Life Insurance Company
                GA-1691 6.60% 12/20/2030...............................           60,000             60,000         60,000
             Jackson National Life Insurance Company
                G-1378 6.32% 12/20/2030................................           45,000             45,000         45,000
             Prudential Insurance Company of America
                GA-10112-221 6.55% 12/20/2030..........................           45,000             45,000         45,000
             Security Benefit Life Insurance Company
                G-0104 6.50% 12/20/2030................................           40,000             40,000         40,000
             Prudential Insurance Company of America
                GA-10112-211 5.53% 12/20/2030..........................           15,000             15,000         15,000



                                                      WESTINGHOUSE SAVINGS PROGRAM
                                                  SCHEDULE OF ASSETS HELD AT END OF YEAR
                                                            DECEMBER 31, 2000
                                                            -----------------
                                                            (in thousands)
                                                             --------------

                                                                                   Unit/Principal
                                                                                   Amount/Shares/
                                                                                   Maturity and                             Current
        Identity of issue, borrowing lessor or similar party                       Interest Rates            Cost            Value
        ----------------------------------------------------                       --------------            ----            -----


          Synthetic Guaranteed Insurance Contracts
          ----------------------------------------
             Monumental Life Insurance Company
                MDA00303TR 102.70% 12/20/2030..........................                365,919                365,919       365,919
             Union Bank of Switzerland
                No. 3071 102.70% 12/20/2030............................                365,919                365,919       365,919
             Caisse des Depots et Consignations
                No. 1225-01 102.70% 12/20/2030.........................                365,919                365,919       365,919
             Caisse des Depots et Consignations
                BR-222-05 5.74% 10/01/2001.............................                 60,079                 60,079        60,079
             Caisse des Depots et Consignations
                BR-222-04 6.43% 5/31/2001..............................                 24,752                 24,752        24,752
             Caisse des Depots et Consignations
                BR-222-03 6.92% 10/01/2001.............................                 15,080                 15,080        15,080
             Caisse des Depots et Consignations

                BR-222-02 6.43% 5/31/2001..............................                 12,102                 12,102        12,102
        Short Term Investment Fund
        --------------------------
*            Mellon Trust 6.69%........................................                 67,085                 67,085        67,085
                                                                                  ------------           ------------  ------------
                    Total Fixed Income Fund                                          1,656,424              1,656,424     1,656,424


                                                                           Various maturities
*       Loans to participants..........................................    and interest rates
                                                                           ranging from 8.75%
                                                                           to 9.75%                                           2,591
                                                                                                                       ------------


                                     Total investments.................                                                $  2,369,891
                                                                                                                       ============

* Identified as a party-in-interest to the Plan.

                                                                     SCHEDULE II
                         WESTINGHOUSE SAVINGS PROGRAM
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                    DURING THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                      Expenses
                                                                          Purchase        Selling       Lease       Incurred with
     Identity of Party Involved              Description of  Asset         Price           Price        Rental       Transaction
     --------------------------              ---------------------     --------------   -----------   ---------    ---------------
Single Transactions: *
-------------------
EB Temporary Investment Fund 12
Variable Rate 12/31/2075 DD 4/25/97           241,275,564 units        $ 241,275,564                      N/A            N/A

EB Temporary Investment Fund 12
Variable Rate 12/31/2075 DD 4/25/97           168,486,705 units                          $ 168,486,705    N/A            N/A

BSDT-Late Money Deposit Acct.                 242,474,682 units        $ 242,474,682                      N/A            N/A

BSDT-Late Money Deposit Acct.                 242,474,682 units                          $ 242,474,682    N/A            N/A

Bankers Trust Co. 92-412A
5.96% 12/31/2099 DD 09/09/92                  144,362,087 units                          $ 144,362,087    N/A            N/A

Morgan GTY TR CO NY AWEST03
6.23% 12/31/2099 DD 04/18/97                  138,851,354 units                          $ 138,851,354    N/A            N/A

Morgan GTY TR CO NY AWEST04
5.81% 12/31/2099 DD 09/15/97                  231,459,239 units                          $ 231,459,239    N/A            N/A

Monuments Life Ins BDA 00055TR
6.08% 12/31/2099 DD 10/01/96                  183,001,600 units                          $ 183,001,600    N/A            N/A

Nat'l Westministr Bk Pl SAM127MA
8.06% 12/31/2099 DD 01/03/95                  169,430,858 units                          $ 169,430,858    N/A            N/A

UBS AG #3071
102.70% 12/20/2030 DD 12/15/00                366,852,276 units        $ 366,852,276                      N/A            N/A

Monumental Life Ins #MDA00303TR
102.70% 12/20/2030 DD 12/15/00                366,852,276 units        $ 366,852,276                      N/A            N/A

CDC Finl Prods Inc. #1225-01
102.70% 12/20/2030 DD 12/15/00                366,852,276 units        $ 366,852,276                      N/A            N/A

                                                                         Current
                                                                         Value of
                                                                         Asset on
                                                Cost of                Transaction         Net Gain or
      Identity of Party Involved                  Asset                    Date              (Loss)
      --------------------------             -------------            -------------       ----------
Single Transactions: *
-------------------
EB Temporary Investment Fund 12
Variable Rate 12/31/2075 DD 4/25/97                                   $ 241,275,564           $--

EB Temporary Investment Fund 12
Variable Rate 12/31/2075 DD 4/25/97            $ 168,486,705          $ 168,486,705           $--

BSDT-Late Money Deposit Acct.                                         $ 242,474,682           $--

BSDT-Late Money Deposit Acct.                  $ 242,474,682          $ 242,474,682           $--

Bankers Trust Co. 92-412A
5.96% 12/31/2099 DD 09/09/92                   $ 144,362,087          $ 144,362,087           $--

Morgan GTY TR CO NY AWEST03
6.23% 12/31/2099 DD 04/18/97                   $ 138,851,354          $ 138,851,354           $--

Morgan GTY TR CO NY AWEST04
5.81% 12/31/2099 DD 09/15/97                   $ 231,459,239          $ 231,459,239           $--

Monuments Life Ins BDA 00055TR
6.08% 12/31/2099 DD 10/01/96                   $ 183,001,600          $ 183,001,600           $--

Nat'l Westministr Bk Pl SAM127MA
8.06% 12/31/2099 DD 01/03/95                   $ 169,430,858          $ 169,430,858           $--

UBS AG #3071
102.70% 12/20/2030 DD 12/15/00                                        $ 366,852,276           $--

Monumental Life Ins #MDA00303TR
102.70% 12/20/2030 DD 12/15/00                                        $ 366,852,276           $--

CDC Finl Prods Inc. #1225-01
102.70% 12/20/2030 DD 12/15/00                                        $ 366,852,276           $--

   *Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1999 as defined in Section 2520 103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                                                     SCHEDULE II
                         WESTINGHOUSE SAVINGS PROGRAM
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                    DURING THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                      Expenses
                                                                          Purchase        Selling       Lease       Incurred with
     Identity of Party Involved              Description of  Asset         Price           Price        Rental       Transaction
     --------------------------              ---------------------     --------------  ------------   ---------    ---------------
Series Transactions: *
-------------------
Viacom Inc. Cl B common stock                       1,055,400 units      $  67,470,777                     N/A           N/A
                                                    1,178,200 units                     $   76,056,858     N/A           N/A

EB Temporary Investment Fund 12                   283,540,156 units      $ 283,540,156                     N/A           N/A
Variable Rate 12/31/2075 DD 4/25/97               231,740,091 units                     $  213,740,091     N/A           N/A

BSDT-Late Money Deposit Acct.                     335,027,350 units      $ 335,027,350                     N/A           N/A
                                                  335,027,350 units                     $  335,027,350     N/A           N/A

Westinghouse Svgs Program Prop                    489,010,704 units      $ 489,010,704                     N/A           N/A
                                                  557,203,557 units                     $  557,203,557     N/A           N/A

Bankers Trust Co. 92-412A                           8,339,340 units      $   8,339,340                     N/A           N/A
5.96% 12/31/2099 DD 09/09/92                      144,362,087 units                     $  144,362,087     N/A           N/A

Caisse Des Depots ET Br-222-05                     92,349,340 units      $  92,349,130                     N/A           N/A
5.74% 10/01/2001 DD 07/02/96                       92,752,404 units                     $   92,725,404     N/A           N/A

Morgan GTY TR CO NY AWEST03                         8,310,358 units      $   8,310,358                     N/A           N/A
63.23% 12/31/2099 DD 04/18/97                     138,851,354 units                     $  138,851,354     N/A           N/A

Morgan GTY TR CO NY AWEST04                        13,392,159 units      $  13,392,159                     N/A           N/A
5.81% 12/31/2099 DD 09/15/97                      231,459,239 units                     $  231,459,239     N/A           N/A

Monumental Life Ins BDA 00055TR                    11,109,034 units      $  11,109,034                     N/A           N/A
6.08% 12/31/2099 DD 10/01/96                      183,001,600 units                     $  183,001,600     N/A           N/A

Nat'l Westminstr Bk Pl SAM127MA                    11,155,142 units      $  11,155,142                     N/A           N/A
8.06% 12/31/2099 DD 01/03/95                      209,430,858 units                     $  209,430,858     N/A           N/A

UBS AG #3071                                      366,852,276 units      $ 366,852,276                     N/A           N/A
102.70% 12/20/2030 DD 12/15/00                        933,333 units                     $      933,333     N/A           N/A

Monumental Life Ins #MDA00303TR                   366,852,276 units      $ 366,852,276                     N/A           N/A
102.70% 12/20/2030 DD 12/15/00                        933,333 units                     $      933,333     N/A           N/A

CDC Finl Prods Inc. #1225-01                      366,852,276 units      $ 366,852,276                     N/A           N/A
102.70% 12/20/2030 DD 12/15/00                        933,333 units                     $      933,333     N/A           N/A

                                                                  Current Value
                                                                   of Asset on
                                           Cost of                 Transaction              Net Gain or
    Identity of Party Involved              Asset                      Date                    (Loss)
    --------------------------          --------------           ---------------          ----------------
Series Transactions:  *
---------------------
Viacom Inc. Cl B common stock                                      $  67,470,777
                                        $  42,768,655              $  76,056,858           $ 33,288,203

EB Temporary Investment Fund 12                                    $ 283,540,156
Variable Rate 12/31/2075 DD 4/25/97     $ 213,740,091              $ 213,740,091           $         --

BSDT-Late Money Deposit Acct.                                      $ 335,027,350
                                        $ 335,027,350              $ 335,027,350           $         --

Westinghouse Svgs Program Prop                                     $ 489,010,704
                                        $ 557,203,557              $ 557,203,557           $         --

Bankers Trust Co. 92-412A                                          $   8,339,340
5.96% 12/31/2099 DD 09/09/92            $ 144,362,087              $ 144,362,087           $         --

Caisse Des Depots ET Br-222-05                                     $  92,349,130
5.74% 10/01/2001 DD 07/02/96            $  92,725,404              $  92,725,404           $         --

Morgan GTY TR CO NY AWEST03                                        $   8,310,358
63.23% 12/31/2099 DD 04/18/97           $ 138,851,354              $ 138,851,354           $         --

Morgan GTY TR CO NY AWEST04                                        $  13,392,159
5.81% 12/31/2099 DD 09/15/97            $ 231,459,239              $ 231,459,239           $         --

Monumental Life Ins BDA 00055TR                                    $  11,109,034
6.08% 12/31/2099 DD 10/01/96            $ 183,001,600              $ 183,001,600           $         --

Nat'l Westminstr Bk Pl SAM127MA                                    $  11,155,142
8.06% 12/31/2099 DD 01/03/95            $ 209,430,858              $ 209,430,858           $         --

UBS AG #3071                                                       $ 366,852,276
102.70% 12/20/2030 DD 12/15/00          $     933,333              $     933,333           $         --

Monumental Life Ins #MDA00303TR                                    $ 366,852,276
102.70% 12/20/2030 DD 12/15/00          $     933,333              $     933,333           $         --

CDC Finl Prods Inc. #1225-01                                       $ 366,852,276
102.70% 12/20/2030 DD 12/15/00          $     933,333              $     933,333           $         --

   *Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1999 as defined in Section 2520 103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.